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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)

COGNICASE INC. (Name of Issuer)
Common Shares, no par value (Title of Class of Securities)
192 423 101 (CUSIP Number)
Jean-René Gauthier, Esq. McCarthy Tétrault LLP Windsor Tower, 5th Floor 1170 Peel Street Montréal Québec Canada H3B4S8 (514) 397-4237

Copies to:
Robert J. Grammig, Esq.
Holland & Knight LLP
400 North Ashley Drive
Suite 2300
Tampa, Florida 33602
(813) 227-8500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
January 16, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240. 13d-1(e), 240. 13d-1(f) or 240. 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 192423101

1	Names of Reporting Persons: CGI Group Inc. I.R.S. Identification No. of Above Persons (entities only)

2	Check the Appropriate Box if a Member of a Group (see Instructions)			(a) ☐
(b) ☐

3	SEC use only

4	Source of Funds (see Instructions) 00

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization Montréal, Quebec, Canada

Number of shares		7	Sole voting power 64,257,522
beneficially
owned by each Reporting		8	Shared voting power -0-
person with
		9	Sole dispositive power 64,257,522

		10	Shared dispositive power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 64,257,522

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 90%

14	Type of Reporting Person (see Instructions) CO

CUSIP No.    192423101

This Amendment No. 1 to Schedule 13D (the "Amendment") is being filed on behalf of CGI Group, Inc. ("CGI") to amend the Schedule 13D (the "Schedule 13D") which was originally filed on December 24, 2002, relating to the common shares no par value (the "Common Shares") of Cognicase Inc., a corporation organized in Quebec (the "Issuer"). All terms used and not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Schedule 13D. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended. Only those items reported in this Amendment are amended. All other items remain unchanged.

ITEM 3 SHALL BE AMENDED TO READ AS FOLLOWS:

Item 3.    Source and Amount of Funds or Other Consideration.

        CGI is offering (the "Offer"), on the terms and subject to the conditions of the Offer and Circular, dated December 6, 2002, as amended (the "Offer and Circular"), to purchase all of the Company's outstanding Common Shares (including the Common Shares which may become outstanding after the date of the Offer and Circular upon the exercise of outstanding options and other rights). At the option of the holder, each Common Share tendered can be exchanged for Cdn. $4.50 in cash, 0.6311 Class A Subordinate Shares, no par value, of CGI (the "Class A Subordinate Shares"), or any combination of the above, subject to the maximum cash consideration and maximum share consideration limitations, and to pro-ration as set forth in the Offer and Circular.

        CGI currently intends to pay for 56% of the acquired Common Shares with cash and the remainder with Class A Subordinate Shares. CGI currently estimates that the total amount of cash required to purchase 56% of the Common Shares (pursuant to the Offer and Circular or pursuant to any following Compulsory Acquisition (defined below), Subsequent Acquisition Transaction (defined below) and related dissent) and to pay related fees and expenses would be approximately Cdn. $189,183,000. CGI will finance this amount from funds available under its Credit Agreement dated November 12, 2002, between CGI, the lenders party thereto, and Canadian Imperial Bank of Commerce, as Administrative Agent.

        For additional information with respect to the Source and Amount of Funds or Other Consideration, see the sections entitled "Payment for Deposited Cognicase Shares", "Changes in Capitalization, Dividends and Distributions; Liens", "Pro Forma Capitalization of CGI" and "Source of Funds" in the Offer and Circular, which are incorporated here by reference.

THE FIRST THREE PARAGRAPHS OF ITEM 4 SHALL BE AMENDED TO READ AS FOLLOWS:

Item 4.    Purpose of Transaction.

        This Amendment relates to the acquisition of all shares validly deposited pursuant to the Offer, as of midnight January 13, 2003 in connection with the Offer.

        As of January 13, 2003, all of the conditions mentioned in the Offer have been met and CGI notified Computershare Trust Company of Canada, the depositary under the Offer, that it had: (i) decided to acquire all the Common Shares of Cognicase validly deposited and not withdrawn under the Offer at or prior to midnight on January 13, 2003; (ii) made appropriate arrangements for the payment of such Common Shares to occur on January 16, 2003; and (iii) extended the Offer for acceptance until midnight (Montreal time) on January 24, 2003.

        CGI has no current intention of acquiring beneficial ownership of additional Common Shares while the extension of the Offer is outstanding, other than pursuant to the Offer. However, CGI reserves the right to, and may, acquire Common Shares by making purchases through the facilities of the Toronto Stock Exchange ("TSX"), subject to applicable law, at any time and from time to time before the expiry time of the Offer. The aggregate number of Common Shares acquired by CGI through the facilities of the TSX during the Offer period will not exceed 5% of the Common Shares outstanding on the date of the Offer.

THE FIRST PARAGRAPH OF ITEM 5 SHALL BE AMENDED TO READ AS FOLLOWS:

Item 5.    Interest in Securities of the Issuer.

        (a):  The aggregate number of Common Shares as to which the reporting person may be considered to have beneficial ownership is 64,257,522. To CGI's knowledge, and based upon publicly available documents, as of January 13, 2003, this represents approximately 90% of the number of outstanding Common Shares on a fully diluted basis.

        ITEM 7 SHALL BE AMENDED TO READ AS FOLLOWS:

Item 7.    Material to be Filed as Exhibits.

99.1	Offer and Circular dated December 6, 2002.(1)
99.2	Letter of Transmittal.(1)
99.3	Notice of Guaranteed Delivery.(1)
99.4	Lock-Up Agreement dated December 6, 2002, between CGI and the National Bank of Canada.(1)
99.5	Confidentiality Agreement dated November 28, 2002, between CGI and the National Bank of Canada.(1)
99.6	Exclusivity Agreement dated November 29, 2002, between CGI and the National Bank of Canada.(1)
99.7	Credit Agreement dated November 12, 2002, between CGI, the lenders party thereto, and Canadian Imperial Bank of Commerce, as Administrative Agent.(2)
99.8	Notice of Change and Variation of Offer to Purchase dated December 16, 2002.(3)
99.9	Form of Amended Letter of Transmittal.(3)
99.10	Form of Amended Notice of Guaranteed Delivery.(3)
99.11	Notice of Change and Variation of the Offer to Purchase dated December 18, 2002.(4)
99.12	Notice of Change and Variation of the Offer to Purchase dated January 1, 2003.(5)
99.13	Notice of Extension of the Offer to Purchase dated January 13, 2003.(6)

  (1)
  Incorporated by reference to CGI Group Inc.'s Form F-8 (File No. 333-101717) filed with the Commission on December 9, 2002.

  (2)
  Previously filed.

  (3)
  Incorporated by reference to CGI Group Inc.'s Amendment No. 1 to Form F-8 (File No. 333-101717) filed with the Commission on December 17, 2002.

  (4)
  Incorporated by reference to CGI Group Inc.'s Amendment No. 2 to Form F-8 (File No. 333-101717) filed with the Commission on December 24, 2002.

  (5)
  Incorporated by reference to CGI Group Inc.'s Amendment No. 3 to Form F-8 (File No. 333-101717) filed with the Commission on January 3, 2003.

  (6)
  Incorporated by reference to CGI Group Inc.'s Amendment No. 4 to Form F-8 (File No. 333-101717) filed with the Commission on January 15, 2003.

CUSIP No.    192423101

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2003

CGI GROUP INC.
/s/ SERGE GODIN Serge Godin, Chairman of the Board and Chief Executive officer

CUSIP No.    192423101

EXHIBIT INDEX

Exhibit Number	Document
99.1	Offer and Circular dated December 6, 2002.(1)
99.2	Letter of Transmittal.(1)
99.3	Notice of Guaranteed Delivery.(1)
99.4	Lock-Up Agreement dated December 6, 2002, between CGI and the National Bank of Canada.(1)
99.5	Confidentiality Agreement dated November 28, 2002, between CGI and the National Bank of Canada.(1)
99.6	Exclusivity Agreement dated November 29, 2002, between CGI and the National Bank of Canada.(1)
99.7	Credit Agreement dated November 12, 2002, between CGI, the lenders party thereto, and Canadian Imperial Bank of Commerce, as Administrative Agent.(2)
99.8	Notice of Change and Variation of Offer to Purchase dated December 16, 2002.(3)
99.9	Form of Amended Letter of Transmittal.(3)
99.10	Form of Amended Notice of Guaranteed Delivery.(3)
99.11	Notice of Change and Variation of the Offer to Purchase dated December 18, 2002.(4)
99.12	Notice of Change and Variation of the Offer to Purchase dated January 1, 2003.(5)
99.13	Notice of Extension of the Offer to Purchase dated January 15, 2003.(6)

(1)
Incorporated by reference to CGI Group Inc.'s Form F-8 (File No. 333-101717) filed with the Commission on December 9, 2002.

(2)
Previously filed.

(3)
Incorporated by reference to CGI Group Inc.'s Amendment No. 1 to Form F-8 (File No. 333-101717) filed with the Commission on December 17, 2002.

(4)
Incorporated by reference to CGI Group Inc.'s Amendment No. 2 to Form F-8 (File No. 333-101717) filed with the Commission on December 24, 2002.

(5)
Incorporated by reference to CGI Group Inc.'s Amendment No. 3 to Form F-8 (File No. 333-101717) filed with the Commission on January 3, 2003.

(6)
Incorporated by reference to CGI Group Inc.'s Amendment No. 4 to Form F-8 (File No. 333-101717) filed with the Commission on January 15, 2003.

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SIGNATURE
EXHIBIT INDEX